Exhibit 99.1

China Distance Education Holdings Limited Reports Financial Results for

Fourth Quarter and Fiscal Year 2020

- Fourth Quarter 2020 Net Revenue was $65.5 Million, Exceeding Guidance -

- Fourth Quarter 2020 Gross Profit was $36.7 Million, with Gross Margin of 56.0% -

- Fourth Quarter 2020 Operating Income was $12.9 Million, with Operating Margin of 19.7% -

- Fourth Quarter 2020 Net Income Attributable to CDEL was $4.9 Million, with Net Income Margin of 7.4% -

BEIJING —December 16, 2020— China Distance Education Holdings Limited (NYSE: DL) (“CDEL”, or the “Company”), a leading provider of online education and value-added services for professionals and corporate clients in China, today announced unaudited financial results for the fourth quarter and fiscal year 2020 ended September 30, 2020.

Fourth Quarter Fiscal 2020 Financial and Operational Highlights

•	Net revenue decreased by 4.6% to $65.5 million from $68.7 million in the prior year period.

•	Total course enrollments were 931,500, a decrease of 17.7% from the fourth quarter of fiscal 2019.

•	Cash receipts from online course registration were $38.2 million, a 12.8% decrease from the fourth quarter of fiscal 2019.

•	Gross profit decreased by 15.4% to $36.7 million from $43.4 million in the prior year period.

•	Non-GAAP[1] gross profit decreased by 15.3% to $36.8 million from $43.4 million in the prior year period.

•	Gross margin was 56.0%, compared with 63.2% in the prior year period. Non-GAAP[1] gross margin was 56.1%, compared with 63.2% in the prior year period.

•	Operating income decreased by 32.9% to $12.9 million from $19.2 million in the prior year period.

•	Non-GAAP[1] operating income decreased by 36.0% to $13.6 million from $21.2 million in the prior year period.

•	Net income attributable to CDEL was $4.9 million, compared with net income attributable to CDEL of $13.8 million in the prior year period.

•	Non-GAAP[1] net income attributable to CDEL was $6.2 million, compared with non-GAAP[1] net income attributable to CDEL of $18.6 million in the prior year period.

•

Basic and diluted net income per American Depositary Share (“ADS”) attributable to CDEL were $0.144 and $0.143, respectively, compared with both basic and diluted net income per ADS attributable to CDEL of $0.411, for the fourth quarter of fiscal 2019. Each ADS represents four ordinary shares.

[1]	For more information about the non-GAAP financial measures contained in this press release, please see “Use of Non-GAAP Financial Measures” below.

•

Basic and diluted non-GAAP[1] net income per ADS attributable to CDEL were $0.185 and $0.184, respectively, compared with basic and diluted non-GAAP[1] net income per ADS attributable to CDEL of $0.558 and $0.554, respectively, for the fourth quarter of fiscal 2019.

•	Cash outflow from operations was $1.7 million, compared with cash inflow from operations of $20.0 million in the fourth quarter of fiscal 2019.

Fiscal Year 2020 Financial and Operational Highlights

•	Net revenue decreased by 1.1% to $209.6 million from $211.8 million in fiscal year 2019.

•	Total course enrollments were 4,255,000, an increase of 12.2% from fiscal year 2019.

•	Cash receipts from online course registration were $179.0 million, a 15.4% decrease from fiscal year 2019.

•	Gross profit increased by 0.8% to $108.0 million from $107.1 million in fiscal year 2019.

•	Non-GAAP[1] gross profit increased by 0.9% to $108.1 million from $107.1 million in fiscal year 2019.

•	Gross margin was 51.5%, compared with 50.6% in fiscal year 2019. Non-GAAP[1] gross margin was 51.6%, compared with 50.6% in fiscal year 2019.

•	Operating income decreased by 17.8% to $18.8 million from $22.8 million in fiscal year 2019.

•	Non-GAAP[1] operating income decreased by 18.8% to $21.4 million from $26.4 million in fiscal year 2019.

•	Net income attributable to CDEL decreased by 50.9% to $10.4 million from $21.3 million in fiscal year 2019.

•	Non-GAAP[1] net income attributable to CDEL decreased by 50.3% to $13.7 million from $27.6 million in fiscal year 2019.

•	Both basic and diluted net income per ADS attributable to CDEL were $0.309, compared with both basic and diluted net income per ADS attributable to CDEL of $0.635 for fiscal year 2019.

•

Basic and diluted non-GAAP[1] net income per ADS attributable to CDEL were $0.410 and $0.406, respectively, compared with basic and diluted non-GAAP[1] net income per ADS attributable to CDEL of $0.830 and $0.823, respectively, for the fiscal year 2019.

•	Cash flow from operations decreased by 51.1% to $40.0 million from $81.8 million in the fiscal year 2019.

Mr. Zhengdong Zhu, Chairman and CEO of CDEL, said, “We concluded fiscal 2020 with fourth-quarter revenue of $65.5 million, exceeding the upper end of our guidance range. This quarter’s revenue outperformance was primarily driven by a less-severe than previously expected impact from the pandemic-related postponement or suspension of certain professional certification examinations. The appreciation of the Renminbi against U.S. dollar also contributed to the fourth quarter revenue performance. However, our cash receipts from online course registration have declined year-over-year for the past three consecutive quarters due to the COVID-19 pandemic.”

“We believe in the long-term growth prospects of China’s online education industry and are well prepared to serve a growing student demographic. We remain dedicated to consistently delivering knowledge to an even broader student constituency and extending convenience, flexibility and engagement to their learning experiences. Meanwhile, we will continue to integrate cutting-edge technologies into our educational solutions, and diversify our course offerings to fulfill the needs of students at different stages of their study and career development. With our 20-year track record and an unwavering commitment to education, we have proven to be the premier partner of choice for students in their journey of lifelong learning,” Mr. Zhu concluded.

Mr. Mark Marostica, Co-Chief Financial Officer of CDEL, added, “Despite our efforts to control costs amid revenue weakness stemming from the COVID-19 pandemic, our fourth quarter non-GAAP operating profit declined year-over-year. With fiscal 2021 well underway, we remain committed to our balanced growth strategy, and deeply focused on improving both revenue growth and profitability.”

Fourth Quarter Fiscal 2020 Financial Results

Net Revenue. Total net revenue decreased by 4.6% to $65.5 million in the fourth quarter of fiscal 2020 from $68.7 million in the fourth quarter of fiscal 2019. Net revenue from online education services, books and reference materials, and other sources contributed 78.4%, 9.6% and 12.0%, respectively, of total net revenues for the fourth quarter of fiscal 2020.

Online education services. Net revenue from online education services increased by 3.9% to $51.4 million in the fourth quarter of fiscal 2020 from $49.5 million in the fourth quarter of fiscal 2019, mainly due to the revenue growth from the accounting vertical.

Books and reference materials. Net revenue from books and reference materials increased by 9.9% to $6.3 million in the fourth quarter of fiscal 2020 from $5.7 million in the fourth quarter of fiscal 2019, primarily attributable to the publication of certain Legal Professional Qualification Examination books in the fourth quarter of fiscal 2020, which were previously expected to be published in the third quarter of fiscal 2020.

Others. Net revenue from other sources decreased by 41.9% to $7.8 million in the fourth quarter of fiscal 2020 from $13.5 million in the fourth quarter of fiscal 2019, primarily due to the significant decrease in revenue from the sale of college-related learning simulation software, and the significant decrease in the provision of offline training courses due to COVID-19.

Cost of Sales. Cost of sales increased by 14.0% to $28.8 million in the fourth quarter of fiscal 2020, from $25.3 million in the fourth quarter of fiscal 2019. Non-GAAP1 cost of sales increased by 13.8% to $28.8 million in the fourth quarter of fiscal 2020, from $25.3 million in the fourth quarter of fiscal 2019. The increase in cost of sales was mainly due to the increase in cost of books and reference materials, and salaries. This increase was partially offset by the decrease in rental and related expenses, and lecture fees.

Gross Profit and Gross Margin. Gross profit was $36.7 million in the fourth quarter of fiscal 2020, a decrease of 15.4% from $43.4 million in the prior year period. Non-GAAP1 gross profit was $36.8 million, decreasing by 15.3% from $43.4 million in the prior year period. Gross margin was 56.0% in the fourth quarter of fiscal 2020, compared with 63.2% in the fourth quarter of fiscal 2019. Non-GAAP1 gross margin was 56.1% in the fourth quarter of fiscal 2020, compared with 63.2% in the fourth quarter of fiscal 2019.

Operating Expenses. Total operating expenses increased by 5.3% to $26.0 million in the fourth quarter of fiscal 2020, from $24.7 million in the prior year period. Non-GAAP1 total operating expenses increased by 11.8% to $25.4 million in the fourth quarter of fiscal 2020, from $22.7 million in the prior year period.

Selling expenses. Selling expenses increased by 8.9% to $17.6 million in the fourth quarter of fiscal 2020 from $16.1 million in the prior year period. Non-GAAP1 selling expenses increased by 8.8% to $17.6 million in the fourth quarter of fiscal 2020, from $16.1 million in the prior year period. The increase was primarily driven by higher advertising and promotional expenses, and the increase in commission to agents. This increase was partially offset by the decrease in rental and related expenses.

General and administrative expenses. General and administrative expenses increased by 19.8% to $8.5 million in the fourth quarter of fiscal 2020 from $7.1 million in the prior year period. Non-GAAP1 general and administrative expenses increased by 19.2% to $7.8 million in the fourth quarter of fiscal 2020, from $6.6 million in the prior year period. The increase was mainly due to the professional fees associated with the Company’s going private transaction. This increase was partially offset by the significant decrease in provision for doubtful debts, compared with the prior year period. In the prior year period, significant provision for doubtful debts was made mainly associated with the Company’s investee company, Hangzhou Wanting Technology Co., Ltd., and the sale of learning simulation software.

Impairment loss from long-term investments. Impairment loss from long-term investments in the fourth quarter of fiscal 2020 was $0.9 million, compared with $6.9 million in the prior year period, due to impairment of the value of the investee company, Beijing Xinrui Education Technology Co., Ltd.

Income Tax Expenses. Income tax expense decreased by 30.5% to $4.2 million in the fourth quarter of fiscal 2020 from $6.0 million in the prior year period, primarily due to the decrease in taxable income in the fourth quarter of fiscal 2020.

Net Income Attributable to CDEL. As a result of the foregoing, net income attributable to CDEL was $4.9 million in the fourth quarter of fiscal 2020, compared with net income attributable to CDEL of $13.8 million in the prior year period. Non-GAAP1 net income attributable to CDEL was $6.2 million in the fourth quarter of fiscal 2020, compared with non-GAAP1 net income attributable to CDEL of $18.6 million in the prior year period.

Operating Cash Flow. Net operating cash outflow was $1.7 million in the fourth quarter of fiscal 2020, compared with net operating cash inflow of $20.0 million in the prior year period. The operating cash outflow was mainly attributable to the decrease in deferred revenue, and partially due to the decrease in cash receipts from online course registration, lease liability, and the decrease/increase in amount due to/from related parties. The operating cash outflow was partially offset by net income before non-cash items generated in the fourth quarter of fiscal 2020, the decrease in inventories, and the increase in accrued expenses and other liabilities, and income tax payable.

Cash and Cash Equivalents, Term Deposits, Restricted Cash and Short-term Investments. Cash and cash equivalents, term deposits, restricted cash and short-term investments as of September 30, 2020 increased by 0.9% to $134.9 million from $133.7 million as of June 30, 2020, mainly due to the appreciation of the Renminbi against the U.S. dollar. The increase was partially offset by (i) the operating cash flow used in the fourth quarter of fiscal 2020, (ii) the capital expenditure of $1.9 million, (iii) the repayment of an onshore loan of $3.3 million, and (iv) the dividend distribution by an affiliated entity to its noncontrolling interests’ shareholders of $1.7 million.

Fiscal Year 2020 Financial Results

Net Revenue. Total net revenue decreased by 1.1% to $209.6 million in fiscal year 2020 from $211.8 million in fiscal year 2019. Net revenue from online education services, books and reference materials, and other sources contributed 76.0%, 10.6% and 13.4%, respectively, of total net revenues for fiscal year 2020.

Online education services. Net revenue from online education services increased by 9.2% to $159.3 million in fiscal year 2020 from $145.9 million in fiscal year 2019.

Books and reference materials. Net revenue from books and reference materials decreased by 19.4% to $22.1 million in fiscal year 2020 from $27.4 million in fiscal year 2019.

Others. Net revenue from other sources decreased by 26.9% to $28.2 million in fiscal year 2020 from $38.5 million in fiscal year 2019.

Cost of Sales. Cost of sales decreased by 3.0% to $101.6 million in fiscal year 2020 from $104.7 million in fiscal year 2019. Non-GAAP1 cost of sales decreased by 3.1% to $101.5 million in fiscal year 2020, from $104.7 million in fiscal year 2019.

Gross Profit and Gross Margin. Gross profit was $108.0 million in fiscal year 2020, up 0.8% from $107.1 million in fiscal year 2019. Non-GAAP1 gross profit was $108.1 million, increasing by 0.9% from $107.1 million in fiscal year 2019. Gross margin was 51.5% in fiscal year 2020, compared with 50.6% in fiscal year 2019. Non-GAAP1 gross margin was 51.6% in fiscal year 2020, compared with 50.6% in fiscal year 2019.

Operating Expenses. Total operating expenses increased by 8.5% to $95.3 million in fiscal year 2020, from $87.9 million in fiscal year 2019. Non-GAAP1 total operating expenses increased by 10.0% to $92.8 million in fiscal year 2020, from $84.4 million in fiscal year 2019.

Selling expenses. Selling expenses increased by 13.6% to $69.8 million in fiscal year 2020 from $61.5 million in fiscal year 2019. Non-GAAP1 selling expenses increased by 13.6% to $69.8 million in fiscal year 2020, from $61.5 million in fiscal year 2019.

General and administrative expenses. General and administrative expenses increased by 2.2% to $25.5 million in fiscal year 2020 from $24.9 million in fiscal year 2019. Non-GAAP1 general and administrative expenses increased by 0.5% to $23.1 million in fiscal year 2020, from $22.9 million in fiscal year 2019.

Impairment loss from long-term investments. Impairment loss from long-term investments in fiscal 2020 was $0.9 million, compared with $6.9 million in fiscal year 2019, due to impairment of the value of the investee company, Beijing Xinrui Education Technology Co., Ltd.

Income Tax Expenses. Income tax expense was $5.5 million in fiscal year 2020, compared with income tax expense of $8.1 million in fiscal year 2019.

Net Income Attributable to CDEL. As a result of the foregoing, net income attributable to CDEL was $10.4 million in fiscal year 2020, compared with net income attributable to CDEL of $21.3 million in fiscal year 2019. Non-GAAP1 net income attributable to CDEL was $13.7 million in fiscal year 2020, compared with non-GAAP1 net income attributable to CDEL of $27.6 million in fiscal year 2019.

Operating Cash Flow. Net operating cash inflow decreased by 51.1% to $40.0 million in fiscal year 2020 from $81.8 million in fiscal year 2019.

China Distance Education Holdings Limited Enters into Definitive Merger Agreement for Going Private Transaction

On December 1, 2020, the Company announced that it had entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with Champion Distance Education Investments Limited (“Parent”) and China Distance Learning Investments Limited (“Merger Sub”), a wholly owned subsidiary of the Parent, pursuant to which, subject to the terms and conditions thereof, Merger Sub will merge with and into the Company, with the Company continuing as the surviving entity and becoming a wholly-owned subsidiary of Parent (the “Merger”), in a transaction in which the Company will be acquired by a group of certain of the Company’s existing shareholders (including Mr. Zhu, Ms. Baohong Yin, co-founder of the Company, deputy chairman of the Board and the spouse of Mr. Zhu, and their affiliated entity) and certain other existing shareholders of the Company and equity investors. Upon the effectiveness of the Merger, all outstanding ordinary shares of the Company (each, an “Ordinary Share”), including Ordinary Shares represented by American depositary shares, each representing four Ordinary Shares (“ADSs”), other than Excluded Shares (as defined in the Merger Agreement) and ADSs representing Excluded Shares, will be cancelled in exchange for the right of the holders thereof to receive $2.45 in cash per Ordinary Share, or $9.80 in cash per ADS.

The Company cautions its shareholders and others considering trading in its securities that there remain risks and uncertainties with respect to the Merger, including the possibility that the Merger will not occur as planned if events arise that result in the termination of the Merger Agreement, or if one or more of the various closing conditions to the Merger are not satisfied or waived or if requisite shareholder approval is not obtained, and other risks and uncertainties regarding the Merger Agreement and the Merger.

About China Distance Education Holdings Limited

China Distance Education Holdings Limited is a leading provider of online education and value-added services for professionals and corporate clients in China. The courses offered by the Company through its websites are designed to help professionals seeking to obtain and maintain professional licenses and to enhance their job skills through our professional development courses in China in the areas of accounting, healthcare, engineering & construction, legal and other industries. The Company also offers online test preparation courses for self-taught learners pursuing higher education diplomas or degrees, and practical accounting training courses for college students and working professionals. In addition, the Company provides business services to corporate clients, including but not limited to tax advisory and accounting outsourcing services. For further information, please visit http://ir.cdeledu.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “potential,” “continue,” “expect,” “predict,” “anticipate,” “future,” “intend,” “plan,” “believe,” “is/are likely to,” “estimate” and similar statements. Among other things, quotations from management in this announcement, the Company’s strategic and operational plans (in particular, the impact of COVID-19 on our businesses including the postponement or suspension of certain professional certification examinations; balancing growth and profitability; the growth prospects of online professional education in China; as well as the anticipated benefits of our strategic growth initiatives, including the promotion of the Company’s life-long learning ecosystem) as well as the risks and uncertainties of the Merger, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic and annual reports to the SEC, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the impact of COVID-19, together with the postponement or suspension of certain professional certification examinations; the results and impact of the Merger; our goals and growth strategies; future prospects and market acceptance of our courses and other products and services; our future business development and results of operations; projected revenues, profits, earnings and other estimated financial information; projected enrollment numbers; our plans to expand and enhance our courses and other products and services; anticipated benefits of acquisition or disposal of businesses, competition in the education and test preparation markets; and Chinese laws, regulations and policies, including those applicable to the Internet, Internet content providers, the education and telecommunications industries, mergers and acquisitions, taxation and foreign exchange.

Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other documents filed or furnished with the SEC. All information provided in this press release is as of the date of this press release. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth in this press release is preliminary and subject to adjustments. Adjustments to the financial statements may be identified when audit work is performed for the year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Use of Non-GAAP Financial Measures

To supplement the Company’s consolidated financial results presented in accordance with U.S. generally accepted accounting principles, or GAAP, the Company uses the following measures defined as non-GAAP financial measures: non-GAAP net income attributable to CDEL, operating income, gross profit, cost of sales, selling expenses, general and administrative expenses, net income margin attributable to CDEL, operating margin, gross profit margin, and basic and diluted earnings per ADS and per share attributable to CDEL. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to comparable GAAP measures” set forth at the end of this release.

The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding share-based compensation expenses, impairment loss from long-term investments net of noncontrolling interests and taxes calculated using specific tax treatments applicable to the adjustments based on their respective jurisdictions, and impairment of goodwill. However, non-GAAP financial measures may not be indicative of the Company’s operating performance from a cash perspective. The Company believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance and liquidity. The Company computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of excluding share-based compensation expenses, impairment loss from long-term investments net of noncontrolling interests and taxes calculated using specific tax treatments applicable to the adjustments based on their respective jurisdictions, and impairment of goodwill from the above-mentioned line items and presenting these non-GAAP measures is that such items may continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for this limitation by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying table at the end of this release provides more detail on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts:

In China:

China Distance Education Holdings Limited

Jiao Jiao

Tel: +86-10-8231-9999 ext. 1826

Email: IR@cdeledu.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86-10-6508-0677

E-mail: dl@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1 212-481-2050

Email: dl@tpg-ir.com

(Financial Tables on Following Pages)

China Distance Education Holdings Limited

Unaudited Condensed Consolidated Balance Sheets

(in thousands of US Dollars, except number of shares and per share data)

	September 30, 2019	September 30, 2020
	(Derived from Audited)	(Unaudited)
Assets:
Current assets:
Cash and cash equivalents	67,977	80,056
Term deposits	—	13,440
Restricted cash	38,358	4,212
Short term investments	22,118	20,343
Accounts receivable, net of allowance for doubtful accounts of US$1,864 and US$1,282 as of September 30, 2020 and 2019, respectively	7,330	6,154
Inventories	4,232	4,863
Prepayment and other current assets	26,732	31,316
Amounts due from related parties	515	3,580
Deferred costs	1,427	1,657

Total current assets	168,689	165,621
Non-current assets:
Restricted cash	—	16,849
Property, plant and equipment, net	37,935	42,331
Operating lease right of use asset	—	30,029
Goodwill, net	74,829	78,966
Long term investments	25,379	26,324
Other intangible assets, net	30,113	23,161
Deposit for purchase of non-current assets	4,448	2,186
Deferred tax assets	3,865	5,690
Other non-current assets	10,092	7,490

Total non-current assets	186,661	233,026

Total assets	355,350	398,647

Liabilities and equity:
Current liabilities:
Bank borrowings	38,502	4,012
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$49,232 and US$35,491 as of September 30, 2020 and 2019, respectively)	38,267	55,454
Amount due to related parties	600	1,309
Income tax payable (including income tax payable of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$14,451 and US$8,188 as of September 30, 2020 and 2019, respectively)	10,899	17,378
Deferred revenue - current portion (including deferred revenue of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$104,929 and US$93,364 as of September 30, 2020 and 2019, respectively)	94,202	105,953
Refundable fees - current portion (including refundable fees of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$1,729 and US$435 as of September 30, 2020 and 2019, respectively)	435	1,729
Operating lease liability - current portion (including operating lease liability of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$3,835 and nil as of September 30, 2020 and 2019, respectively)	—	4,160

Total current liabilities	182,905	189,995
Non-current liabilities:
Deferred revenue - non-current portion (including deferred revenue of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$33,928 and US$33,564 as of September 30, 2020 and 2019, respectively)	33,564	33,928
Refundable fees - non-current portion (including refundable fees of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$2,602 and US$2,440 as of September 30, 2020 and 2019, respectively)	2,440	2,602
Deferred tax liabilities	12,695	6,088
Long-term bank borrowing	—	16,000

	September 30, 2019	September 30, 2020
	(Derived from Audited)	(Unaudited)
Operating lease liability - non-current portion (including operating lease liability of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$22,749 and nil as of September 30, 2020 and 2019, respectively)	—	23,089

Total non-current liabilities	48,699	81,707

Total liabilities	231,604	271,702

Equity:
Ordinary shares (par value of US$0.0001 per share; 500,000,000 shares authorized; 135,320,433 and 134,210,745 shares issued and outstanding at September 30, 2020 and 2019, respectively)	13	14
Additional paid-in capital	24,507	27,318
Accumulated other comprehensive loss	(12,357)	(833)
Retained Earnings	60,668	51,477

Total China Distance Education Holdings Limited shareholder’s equity	72,831	77,976
Noncontrolling interests	50,915	48,969

Total equity	123,746	126,945

Total liabilities and equity	355,350	398,647

China Distance Education Holdings Limited

Unaudited Condensed Consolidated Statements Of Operations

(in thousands of US dollars, except number of shares, per share and per ADS data)

	Three Months Ended September 30,
	2019	2020
Sales, net of value-added tax and related surcharges:
Online education services	49,467	51,399
Books and reference materials	5,740	6,310
Others	13,484	7,837
- Sale of learning simulation software	3,366	2,225
- Business start-up training services	483	331
- Others	9,635	5,281

Total net revenues	68,691	65,546
Cost of sales
Cost of services and others	(22,791)	(24,080)
Cost of tangible goods sold	(2,492)	(4,740)

Total cost of sales	(25,283)	(28,820)
Gross profit	43,408	36,726
Operating expenses
Selling expenses	(16,133)	(17,574)
General and administrative expenses	(7,064)	(8,462)
Impairment of goodwill	(1,517)	—

Total operating expenses	(24,714)	(26,036)
Other operating income	535	2,222

Operating income	19,229	12,912
Impairment loss from long-term investments	(6,920)	(910)
Interest income	493	603
Interest expense	(525)	(120)
Exchange gain (loss)	3,399	(4,107)

Income before income taxes	15,676	8,378
Income tax expense	(6,044)	(4,201)
(Loss) gain from equity method investments	(465)	292

Net income	9,167	4,469
Net loss attributable to noncontrolling interests	(4,602)	(396)

Net income attributable to China Distance Education Holdings Limited	13,769	4,865

Net income per share attributable to China Distance Education Holdings Limited:
Net income attributable to China Distance Education Holdings Limited shareholders
Basic	0.103	0.036
Diluted	0.103	0.036
Net income per ADS attributable to China Distance Education Holdings Limited:
Net income attributable to China Distance Education Holdings Limited shareholders
Basic	0.411	0.144
Diluted	0.411	0.143
Weighted average shares used in calculating net income per share attributable to China Distance Education Holdings Limited:
Basic	133,399,392	134,510,192
Diluted	134,333,486	135,537,758

China Distance Education Holdings Limited

Unaudited Condensed Consolidated Statements Of Operations

(in thousands of US dollars, except number of shares, per share and per ADS data)

	Year Ended September 30,
	2019	2020
Sales, net of value-added tax and related surcharges:
Online education services	145,917	159,338
Books and reference materials	27,372	22,061
Others	38,533	28,159
- Sale of learning simulation software	12,996	9,520
- Business start-up training services	2,741	2,158
- Others	22,796	16,481

Total net revenues	211,822	209,558
Cost of sales
Cost of services and others	(85,252)	(81,976)
Cost of tangible goods sold	(19,489)	(19,622)

Total cost of sales	(104,741)	(101,598)
Gross profit	107,081	107,960
Operating expenses
Selling expenses	(61,460)	(69,848)
General and administrative expenses	(24,919)	(25,478)
Impairment of goodwill	(1,517)	—

Total operating expenses	(87,896)	(95,326)
Change in fair value in connection with business combination	695	—
Other operating income	2,968	6,155

Operating income	22,848	18,789
Impairment loss from long-term investments	(6,920)	(910)
Interest income	2,207	2,555
Interest expense	(2,819)	(1,021)
Gain from disposal of an investment	318	—
Gain from deconsolidation of a subsidiary	6,869	—
Exchange gain (loss)	3,296	(5,261)
Income before income taxes	25,799	14,152
Income tax expense	(8,121)	(5,460)
Loss from equity method investments	(1,484)	(555)

Net income	16,194	8,137
Net loss attributable to noncontrolling interests	(5,060)	(2,293)

Net income attributable to China Distance Education Holdings Limited	21,254	10,430

Net income per share attributable to China Distance Education Holdings Limited:
Net income attributable to China Distance Education Holdings Limited shareholders
Basic	0.159	0.077
Diluted	0.159	0.077
Net income per ADS attributable to China Distance Education Holdings Limited:
Net income attributable to China Distance Education Holdings Limited shareholders
Basic	0.635	0.309
Diluted	0.635	0.309
Weighted average shares used in calculating net income per share attributable to China Distance Education Holdings Limited:
Basic	133,060,900	133,984,929
Diluted	134,138,117	135,232,224

China Distance Education Holdings Limited

Reconciliations of non-GAAP measures to comparable GAAP measures

(In thousands of US Dollars, except number of shares, per share and per ADS data)

	Three Months Ended September 30,
	2019	2020
	(Unaudited)	(Unaudited)
Cost of sales	25,283	28,820
Share-based compensation expense in cost of sales	—	45
Non-GAAP cost of sales	25,283	28,775
Selling expenses	16,133	17,574
Share-based compensation expense in selling expenses	—	18
Non-GAAP selling expenses	16,133	17,556
General and administrative expenses	7,064	8,462
Share-based compensation expense in general and administrative expenses	490	626
Non-GAAP general and administrative expenses	6,574	7,836
Gross profit	43,408	36,726
Share-based compensation expenses	—	45
Non-GAAP gross profit	43,408	36,771
Gross profit margin	63.2%	56.0%
Non-GAAP gross profit margin	63.2%	56.1%
Operating income	19,229	12,912
Share-based compensation expenses	490	689
Impairment of goodwill	1,517	—
Non-GAAP operating income	21,236	13,601
Operating margin	28.0%	19.7%
Non-GAAP operating margin	30.9%	20.8%
Net income attributable to CDEL	13,769	4,865
Share-based compensation expenses	490	689
Impairment loss from long-term investments, net of tax effect of US$228 and nil for the year ended September 30, 2020 and 2019, respectively	6,920	682
Impairment of goodwill	1,517	—
Noncontrolling interests impact on adjustments	(4,094)	—
Non-GAAP net income attributable to CDEL	18,602	6,237
Net income margin attributable to CDEL	20.0%	7.4%
Non-GAAP net income margin attributable to CDEL	27.1%	9.5%
Net income per share attributable to CDEL—basic	0.103	0.036
Net income per share attributable to CDEL—diluted	0.103	0.036
Non-GAAP net income per share attributable to CDEL—basic	0.139	0.046
Non-GAAP net income per share attributable to CDEL—diluted	0.138	0.046
Net income per ADS attributable to China Distance Education Holdings Limited shareholders—basic (note 1)	0.411	0.144
Net income per ADS attributable to China Distance Education Holdings Limited shareholders—diluted (note 1)	0.411	0.143
Non-GAAP net income per ADS attributable to China Distance Education Holdings Limited shareholders—basic (note 1)	0.558	0.185
Non-GAAP net income per ADS attributable to China Distance Education Holdings Limited shareholders—diluted (note 1)	0.554	0.184
Weighted average shares used in calculating basic net income per share attributable to China Distance Education Holdings Limited	133,399,392	134,510,192
Weighted average shares used in calculating diluted net income per share attributable to China Distance Education Holdings Limited	134,333,486	135,537,758
Weighted average shares used in calculating basic non-GAAP net income per share attributable to China Distance Education Holdings Limited	133,399,392	134,510,192
Weighted average shares used in calculating diluted non-GAAP net income per share attributable to China Distance Education Holdings Limited	134,333,486	135,537,758

Note 1: Each ADS represents four ordinary shares.

China Distance Education Holdings Limited

Reconciliations of non-GAAP measures to comparable GAAP measures

(In thousands of US Dollars, except number of shares, per share and per ADS data)

	Year Ended September 30,
	2019	2020
	(Unaudited)	(Unaudited)
Cost of sales	104,741	101,598
Share-based compensation expense in cost of sales	23	139
Non-GAAP cost of sales	104,718	101,459
Selling expenses	61,460	69,848
Share-based compensation expense in selling expenses	10	58
Non-GAAP selling expenses	61,450	69,790
General and administrative expenses	24,919	25,478
Share-based compensation expense in general and administrative expenses	1,972	2,421
Non-GAAP general and administrative expenses	22,947	23,057
Gross profit	107,081	107,960
Share-based compensation expenses	23	139
Non-GAAP gross profit	107,104	108,099
Gross profit margin	50.6%	51.5%
Non-GAAP gross profit margin	50.6%	51.6%
Operating income	22,848	18,789
Share-based compensation expenses	2,005	2,618
Impairment of goodwill	1,517	—
Non-GAAP operating income	26,370	21,407
Operating margin	10.8%	9.0%
Non-GAAP operating margin	12.4%	10.2%
Net income attributable to CDEL	21,254	10,430
Share-based compensation expenses	2,005	2,618
Impairment loss from long-term investments, net of tax effect of US$228 and nil for the year ended September 30, 2020 and 2019, respectively	6,920	682
Impairment of goodwill	1,517	—
Noncontrolling interests impact on adjustments	(4,094)	—
Non-GAAP net income attributable to CDEL	27,602	13,730
Net income margin attributable to CDEL	10.0%	5.0%
Non-GAAP net income margin attributable to CDEL	13.0%	6.6%
Net income per share attributable to CDEL—basic	0.159	0.077
Net income per share attributable to CDEL—diluted	0.159	0.077
Non-GAAP net income per share attributable to CDEL—basic	0.207	0.102
Non-GAAP net income per share attributable to CDEL—diluted	0.206	0.102
Net income per ADS attributable to China Distance Education Holdings Limited shareholders—basic (note 1)	0.635	0.309
Net income per ADS attributable to China Distance Education Holdings Limited shareholders—diluted (note 1)	0.635	0.309
Non-GAAP net income per ADS attributable to China Distance Education Holdings Limited shareholders—basic (note 1)	0.830	0.410
Non-GAAP net income per ADS attributable to China Distance Education Holdings Limited shareholders—diluted (note 1)	0.823	0.406
Weighted average shares used in calculating basic net income per share attributable to China Distance Education Holdings Limited	133,060,900	133,984,929
Weighted average shares used in calculating diluted net income per share attributable to China Distance Education Holdings Limited	134,138,117	135,232,224
Weighted average shares used in calculating basic non-GAAP net income per share attributable to China Distance Education Holdings Limited	133,060,900	133,984,929
Weighted average shares used in calculating diluted non-GAAP net income per share attributable to China Distance Education Holdings Limited	134,138,117	135,232,224

Note 1: Each ADS represents four ordinary shares